UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                              MI DEVELOPMENTS INC.
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                                (Name of Issuer)

                        CLASS A SUBORDINATE VOTING SHARES
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                         (Title of Class of Securities)

                                   55304X 10 4
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                                 (CUSIP Number)

                                  John Gunning
                            Magna International Inc.
                                 337 Magna Drive
                             Aurora, Ontario L4G 7K1
                                 (905) 726-7278
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 with a copy to:
                              Kenneth G. Alberstadt
                            111 Broadway, 18th Floor
                            New York, New York 10006
                                 (212) 404-7566

                                 August 29 2003
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             (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |_|

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

CUSIP No. 55304X 10 4

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1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

     FRANK STRONACH
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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  |_|
                                                                 (b)  |_|
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3    SEC USE ONLY


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4    SOURCE OF FUNDS*

     OO
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5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   |_|


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6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Austria
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               7    SOLE VOTING POWER

                    2,719,142
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  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        650
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           2,719,142
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    650
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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,719,792
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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  |_|


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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     5.7%
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14   TYPE OF REPORTING PERSON*

     IN
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                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

ITEM 1. SECURITY AND ISSUER.

This statement relates to the Class A Subordinate Voting Shares, without par value (the "Class A Shares"), of MI Developments Inc. (the "Company"). The principal executive offices of the Company are located at 455 Magna Drive, Aurora, Ontario, Canada, L4G 7A9.

ITEM 2. IDENTITY AND BACKGROUND.

(a)        This Schedule 13D is being filed by Frank Stronach, an individual.

(b) The principal business address of the reporting person is Badener Strasse 12, Oberwaltersdorf, Austria 2522.

(c) The reporting person is a partner of Stronach & Co, an entity that provides consulting services to certain subsidiaries of Magna International Inc. ("Magna"). In addition, the reporting person is the Chairman of the Board of the Company, the Chairman of the Board of Magna,and the Chairman of the Board of Magna Entertainment Corp. ("MEC"). The Company is a real estate operating company engaged in the ownership, development, management, leasing, expansion and acquisition of income-producing industrial and commercial properties. The Company is the successor to Magna's real estate division and operated as an autonomous business unit within Magna prior to the reorganization of Magna described below. Magna designs, develops and manufactures automotive systems, assemblies, modules and components and engineers and assembles complete vehicles. MEC operates thoroughbred and standardbred racetracks; supplies, via simulcasting, live racing content to the inter-track, off-track and account wagering markets; and owns and operates a television network focused exclusively on horse racing.

(d)-(e) During the last five years, the reporting person has not been: (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

(f)        The reporting person is a citizen of Austria.

ITEM 3. SOURCE AND AMOUNT OF FUNDS AND OTHER CONSIDERATION.

On August 29, 2003, the Company was formed pursuant to an amalgamation, under the provisions of the Business Corporations Act (Ontario), among four direct and indirect wholly owned subsidiaries of Magna. Also on August 29, 2003 and after the amalgamation, Magna effected a distribution (the "Distribution") to its shareholders of all of the Class A Shares and all of the Class B Shares of the Company ("Class B Shares"), without registration under the Securities Act of 1933, as amended, in a transaction meeting the requirements of Staff Legal Bulletin No. 4 of the Securities and Exchange Commission. Shareholders of Magna received one Class A Share for every two Class A Subordinate Voting Shares of Magna and one Class B Share for every two Class B Shares of Magna held as of the close of business on such date. The Magna shareholders did not provide any additional consideration for the Class A Shares and Class B Shares received by them in the Distribution. Prior to the Distribution, the Class A Shares and Class B Shares were registered under the Securities Exchange Act of 1934, as amended.

ITEM 4. PURPOSE OF TRANSACTION.

In soliciting shareholder approval of the Distribution, Magna indicated that the Distribution was being effected in order to enhance shareholder value by (i) unlocking the value of the real estate business operated by the Company (which was believed not to have been fully reflected in Magna's share price), (ii) separate the lower-return assets of the Company and MEC (a controlling interest in which is held by the Company) from Magna's core automotive holdings in order to increase Magna's return on assets and return on shareholder equity and (iii) simplify the valuation of Magna. The Board of Magna reached the decision to effect the MID Distribution based on the unanimous recommendation of a Special Committee of independent directors.

The reporting person (in his capacity as Chairman of the Board of the Company or otherwise) may, from time to time, communicate with the Company's management, directors, shareholders and other interested parties regarding matters of mutual interest, including strategies designed to increase the value of the Class A Shares. The reporting person may from time to time acquire or dispose of additional Class A Shares in the open market, in privately negotiated transactions or otherwise.

Except as indicated in this statement, the reporting person currently has no plans or proposals that relate to or would result in any of the matters described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

(a)        The reporting person holds 50,000 Class A Shares directly.

           The reporting person acts as one of four trustees of the Stronach Trust. The remaining trustees of the Stronach Trust are members of the reporting person's family. The Stronach Trust owns all of the outstanding shares of 445327 Ontario Limited ("445327"), of which the reporting person is the sole director. 445327 beneficially owns 363,414 Class A Shares issuable upon conversion of an equivalent number of Class B Shares held by it. 445327 holds 726,829 Class B Shares of Magna, such shares representing approximately 56.5% of the total votes carried by the Class A Subordinate Voting Shares and Class B Shares of Magna. 865714 Ontario Inc. ("865714") beneficially owns 45,870 Class A Shares issuable upon conversion of an equivalent number of Class B Shares held by it, with respect to which Class B Shares Magna exercises dispositive power pursuant to a unanimous shareholder agreement. The reporting person disclaims beneficial ownership of all Class A Shares that are or may be deemed to be beneficially owned by the Stronach Trust, 445327, Magna or 865714.

           The reporting person and Belinda Stronach, who is the President and Chief Executive Officer of Magna and an immediate family member of the reporting person, act as two of the three trustees of the Employees Deferred Profit Sharing Plan (US) (the "US DPSP") of Magna, which holds 882,071 Class A Shares. The reporting person is not a beneficiary of the US DPSP. The reporting person disclaims beneficial ownership of the Class A Shares held by the US DPSP.

           The Canada Trust Company is the trustee of the Magna Deferred Profit Sharing Plan (Canada) (the "Canadian DPSP"), which beneficially owns 1,377,787 Class A Shares (including 55,722 Class A Shares issuable upon conversion of an equivalent number of Class B Shares held by
           it). The Canada Trust Company has the power to vote the Class A Shares held by the Canadian DPSP. However, as Chairman of Magna, the reporting person has the right to direct The Canada Trust Company with respect to the voting and disposition of the Class A Shares held by the Canadian DPSP. The reporting person is not a beneficiary of the Canadian DPSP. The reporting person disclaims beneficial ownership of the Class A Shares held by the Canadian DPSP.

           Elfriede Stronach, the spouse of the reporting person, holds 650 Class A Shares. The reporting person disclaims beneficial ownership of the Class A Shares held by Elfriede Stronach.

           Assuming the beneficial ownership of all Class A Shares as to which beneficial ownership is disclaimed herein, the reporting person is the beneficial owner of 2,719,792 Class A Shares, representing 5.7% of the Class A Shares (determined in accordance with Rule 13d-3).

(b) The reporting person has sole voting and dispositive power with respect to the Class A Shares held directly by the reporting person. The reporting person may be deemed to have shared voting and dispositive power with respect to the Class A Shares held by Elfriede Stronach. The reporting person may be deemed to have sole voting and dispositive power with respect to all other Class A Shares that are the subject of this statement.

(c) During the sixty days preceding the filing of this statement, the reporting person did not acquire any securities of the Company other than pursuant to the Distribution.

(d)-(e)    Not applicable.

Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

None.

Item 7.    MATERIAL TO BE FILED AS EXHIBITS.

None.

                                    SIGNATURE

After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  September 5, 2003

                                            /s/ Frank Stronach
                                            ----------------------------------
                                            Frank Stronach